EXHIBIT 99.1

TTI Telecom Reports First Quarter 2010 Financial Results

ROSH HA'AYIN, Israel, May 25, 2010 (GLOBE NEWSWIRE) -- TTI Team Telecom International Ltd. (Nasdaq:TTIL), ('the Company'), a global supplier of Operations Support Systems (OSS) to communications service providers, today announced the results of the first quarter ending on March 31, 2010.

Total revenues for the first quarter were $10.5 million, compared to $10.8 million in the first quarter of 2009, and $10.7 million in the fourth quarter of 2009. Total operating expenses were $4.8 million, compared to $5.2 million in the first quarter of 2009 and $5 million in the fourth quarter of 2009.

Operating income for the quarter was $291 thousand compared to an operating income of $596 thousand for the first quarter of 2009 and an operating income of $566 thousand in the fourth quarter of 2009. Net loss was $192 thousand, or $0.01 per basic and diluted share, compared to a net income of $466 thousand, or $0.02 per basic and diluted share in the first quarter of 2009 and a net income of $15 thousand, or $0.00 per basic and diluted share in the fourth quarter of 2009.

The increase in financial expenses this quarter can be mainly explained by the weakening Euro compared to the American dollar.

As of March 31, 2010, the Company had approximately 31 million dollars in cash and cash equivalents.

Commenting on the results of the quarter, Meir Lipshes, Chairman and CEO of TTI Telecom, said, "Solutions wise, we have stabilized our LTE team and are working vigorously to create our LTE solution, to present its demo to customers and to ensure its fast integration with LTE networks. Financially, we are cautiously balancing between the required future investments and the need to still keep our expenses tightly controlled."

Conference Call Information:

Management will host a conference call on May 25, 9:00 a.m. ET for interested investors and analysts. To participate in the live call, please dial the following teleconferencing numbers at least five minutes before the scheduled start time: (888) 2290736 in the U.S., or (706) 679-0692 internationally. Participants will be asked to provide the following access code: 74834104. For those unable to participate in the live call, a replay will be available two hours after the call's completion. To access the replay, please call (800) 642-1687 in the U.S., and (706) 645-9291 internationally. The access code for the replay is 74834104. The recording will be available from: 05/25/2010 12:30 to 06/01/2010 23:59. Additionally, a recording of the call will be available, twelve hours after the call's completion, as an MP3 file at www.tti-telecom.com.

About TTI Telecom:

TTI Team Telecom International Ltd. ("TTI Telecom") is a leading provider of next generation Operations Support Systems (OSS) to communications service providers worldwide. The company's Netrac portfolio delivers an automated, proactive and customer-centric approach to service assurance and network management.

Anchored by market-leading service assurance solutions – Fault Management (FaM) and Performance Management (PMM) – that give customers an end-to-end view of their network, TTI Telecom's Netrac enables service providers to reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Netrac is compatible with multiple technologies and industry standards, and is uniquely positioned to bridge legacy, next-generation, convergent, and IMS Networks. TTI Telecom's customer base consists of tier-one and tier-two service providers globally, including large incumbents in the Americas, Europe and Asia-Pacific.

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.

TTI TEAM TELECOM INTERNATIONAL LTD.
STATEMENTS OF INCOME
(in thousands of U.S dollars)

	Three Months Ended March 31,
	2009	2010
	Unaudited
Revenues
Product	5,452	5,472
Services	5,362	5,051

Total revenues	10,814	10,523

Cost of revenues:
Product	3,383	3,851
Services	1,666	1,573

Total cost of revenues	5,049	5,424

Gross profit	5,765	5,099

Operating expenses:
Research and development	2,086	1,433
Sales and marketing	2,039	2,270
General and administrative	1,044	1,105

Total operating expenses	5,169	4,808

Operating income	596	291
Financial expenses, net	37	370

Income (loss) before taxes on income	559	(79)
Taxes on income	46	113

Income (loss) from continuing operations	513	(192)
Loss from discontinued operations	(47)	0
Net Income (loss)	466	(192)

Net income attributed to preferred shares from continuing and discontinued operation	80	0

Net income (loss) attributed to ordinary shares from continuing operation	433	(192)

Net loss attributed to ordinary shares from discontinued operation	(47)	0

Basic and diluted income (loss) per share attributable to Ordinary shareholders
From continuing operations	0.02	(0.01)
From discontinued operations	0.00	0.00
Net income (loss) per share	0.02	(0.01)

Weighted average number of shares used for computing net income per share to ordinary shareholders-Basic and Diluted	16,003,158	16,093,663
TTI TEAM TELECOM INTERNATIONAL LTD.
CONSOLIDATED BALANCE SHEET
(in thousands of U.S dollars)

	December 31, 2009	March 31, 2010
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	22,980	25,939
Short term deposits	7,887	100
Trade receivables	7,904	6,830
Unbilled receivables	1,630	2,524
Related parties	529	535
Other accounts receivable and prepaid expenses	2,296	3,301

Total current assets	43,226	39,229

LONG-TERM INVESTMENTS AND RECEIVABLES:
Marketable Securities	0	4,912
Investment in affiliate	165	165
Severance pay fund	4,229	4,404

Total long-term investments	4,394	9,481

PROPERTY AND EQUIPMENT
Cost	18,458	18,195
Less - accumulated depreciation	12,594	12,521

Property and equipment, net	5,864	5,674

Total assets	53,484	54,384

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	1,594	1,868
Related parties	194	445
Deferred revenues	3,368	3,647
Other accounts payable and accrued expenses	5,957	6,602

Total current liabilities	11,113	12,562

ACCRUED SEVERANCE PAY	6,279	6,613

Long term liability	1,788	1,093

SHAREHOLDERS' EQUITY:
Share capital	2,595	2,595
Additional paid-in capital	75,278	75,286
Accumulated other comprehensive loss	0	(4)
Accumulated deficit	(43,569)	(43,761)

Total shareholders' equity	34,304	34,116

	53,484	54,384
CONTACT:  TTI Team Telecom International Ltd.
          Rebecca (Rivi) Aspler, Investor Relations Director
          +972-3-926-9093
          Mobile: +972-54-777-9093
          Fax:  +972-3-926-9574
          rebecca.aspler@tti-telecom.com